Exhibit 1
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                                                                25 November 2005


                             WPP GROUP PLC ("WPP")
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                  STATEMENT REGARDING AEGIS GROUP PLC ("AEGIS")

On 14 October 2005, WPP announced that it was in discussions with a private equity partner to explore the feasibility of a cash offer for Aegis. Following a period of initial discussions and limited due diligence, an indicative proposal was submitted to the board of Aegis on 16 November 2005 by WPP and affiliated funds of Hellman & Friedman LLC ("H&F"). The proposal outlined alternative all cash offers, one by WPP and H&F, and one by WPP, H&F and, possibly, one other party. WPP has since been informed that the board of Aegis does not wish to pursue either alternative. Accordingly, WPP announces that it has no intention to make an offer for Aegis.*


Enquiries:

Feona McEwan, WPP               Telephone: +44 20 7408 2204

* Pursuant to Rule 2.8 of The City Code on Takeovers and Mergers, WPP reserves the right to set aside the statement above if any of the following events occurs: (i) a third party announces a firm intention to make an offer for Aegis,
(ii) the agreement or recommendation of the board of Aegis or (iii) Aegis announces a whitewash proposal or a reverse takeover.

END